Stewart Capital Fund
800 Philadelphia Street
Indiana, PA 15701

February 25, 2011

PricewaterhouseCoopers LLP
225 South Sixth Street
Minneapolis, MN 55402

Dear Mr. Bateman:

In response to the resignation of PricewaterhouseCoopers LLP on October 30, 2009, as the independent registered public accounting firm for Stewart Capital Mutual Funds (the Fund), and in accordance with the requirements of Item 304(a)(1) of Regulation S-K, please provide us with a letter from your firm addressed to the U.S. Securities and Exchange Commission stating your agreement with the following:

PricewaterhouseCoopers LLPs reports on the Funds financial statements for the fiscal years ended December 31, 2008 and December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds two fiscal years ended December 31, 2008 and 2007, and through October 30, 2009, the date of their resignation, there were no (i) disagreements with PricewaterhouseCoopers
LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused
PricewaterhouseCoopers LLP to make reference in connection with their opinion to the subject matter of the disagreement; or (ii) reportable events.

A copy of your letter will be filed with the U.S. Securities and Exchange Commission along with this letter as an exhibit to the Funds next Form N-SAR (in accordance with Sub-Item 77k of
Form N-SAR).

Sincerely,


/s/ Malcolm E. Polley
Trustee and President
Stewart Capital Mutual Funds